INDOSAT FULLY REPAID THE PRINCIPAL AND INTEREST

OF THE FIRST INDOSAT BOND IN YEAR 2001

AMOUNTING TO Rp992.2 BILLION

Jakarta, 12 April 2006, PT Indosat Tbk. today fully repaid the principal and interest of Series A and Series B of the First Indosat Bond in Year 2001 which was due on 12 April 2006 (“Repayment”). The payment of the principal and interest for the 20th period was exercised through the central securities depository institution - PT Kustodian Sentral Efek Indonesia (“KSEI”).

“Consistent with our commitment to the investors, we are glad that we were able to meet all obligations to the bondholders of the First Indosat Bond since the issuance until the repayment in full today. We thank all parties involved namely the bondholders, PT Bank BRI Tbk as the Trustee, BAPEPAM, the Surabaya Stock Exchange, Pefindo  and KSEI for their support and cooperation to ensure that the process went smoothly”, said Hasnul Suhaimi, President Director of Indosat.

After the Repayment, the Company’s interest expenses will be reduced by around Rp172 billion per annum, starting from the second quarter of 2006.

The Principal and interest of the Series A and Series B of the First Indosat Bond  in Year 2001 are as follows:

Name

  : First Indosat Bond in Year 2001 Series A

Principal

: Rp778,700,000,000

Interest of the 20th period (last)

: Rp  36,014,875,000 (Gross)

Name

: First Indosat Bond in Year 2001 Series B

Principal

: Rp172,800,000,000

Interest of the 20th period (last)  : Rp6,912,000,000 (Gross)

Indosat is a leading information and telecommunication operator in Indonesia which provides cellular services (Mentari, Matrix dan IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed wireless services (StarOne and I-Phone) and Multimedia, Interactive Data Communication and Internet services (MIDI). Indosat stocks are listed in Jakarta Stock Exchange and Surabaya Stock Exchange (JSX:ISAT) and stocks in the form of American Depositary Shares listed in New York Stock Exchange (NYSE:IIT).

For more information please contact

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website: www.indosat.com

Public Relations Division

Telp: 62-21-3869625

Fax : 62-21-3812617

Email : abb@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.